September 12, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Washington, D.C. 20549-3720

Attention:	David Lin Irene Paik Rolf Sundwall Mark Brunhofer

Re:	Coeptis Therapeutics Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 11, 2025
File No. 333-288329

Ladies and Gentlemen:

On behalf of our client, Coeptis Therapeutics Holdings, Inc. (“the “Company”), we hereby submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 25, 2025 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 submitted on August 11, 2025 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in italicized and bold type, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Revised Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

General

1.	Refer to bullet 1 of prior comment 1, which we reissue. We note your response and related revisions on page 15 stating that Z Squared will use its hardware to mine Dogecoin (DOGE) and Litecoin (LTC). However, based upon your disclosure elsewhere, it appears that Z Squared will mine a "diversified portfolio of cryptocurrencies," including, without limitation, Dogecoin and Litecoin (see, e.g., pages 158, 163 and 169). Additionally, we note that you may hold "Dogecoin, Litecoin or other digital assets" (emphasis added), as disclosed in the last paragraph on page 62. Furthermore, we note your continued disclosure on page 62 that "Z Squared's operating results depend on the value of Dogecoin (DOGE), Litecoin (LTC), and other cryptocurrencies" (emphasis added) and similar disclosures elsewhere (see, e.g., pages 71, 77, 81 and 82). Please revise your disclosure throughout, as appropriate, or advise otherwise.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises that it has revised the disclosure regarding the mining of additional digital assets throughout Amendment No. 2 to the Registration Statement on Form S-4. Specifically, the amended disclosure is limited to Dogecoin and Litecoin, and references to other digital assets or a diversified portfolio of cryptocurrencies have been removed.

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2.	We are unable to locate disclosure responsive to bullet 2 of prior comment 1 and reissue the comment. Please revise to describe Z Squared's process, if any, for analyzing whether a particular crypto asset that it intends to mine, invest in, or transact in is offered and sold as a "security" within the meaning of Section 2(a)(1) of the Securities Act. Disclose that this is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises that it has updated the description of its business to include disclosure responsive to whether the crypto assets it intends to mine are sold as a “security” within the meaning of 2(a)(1) of the Securities Act.

3.	Refer to your response and revisions to prior comment 2. We note that your disclosure in the penultimate paragraph on page 144 continues to reference the "risks and uncertainties described in 'Risk Factors' section to [your] Annual Report for the fiscal year ended December 31, 2024 incorporated herein by reference." Therefore, we reissue prior comment 2.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised our disclosure accordingly.

4.	We note your revisions in response to prior comment 3 and re-issue the comment in part. Please disclose the percentage of GEAR Therapeutics, Inc. that Coeptis owns and the material terms of agreements in place with co-owners of GEAR Therapeutics, Inc.

RESPONSE:

We respectfully advise that the percentage of GEAR Therapeutics, Inc. that Coeptis owns (85%) is disclosed in numerous instances throughout Amendment No. 2 to the Registration Statement on Form S-4. We nonetheless acknowledge the Staff’s comment and have made further disclosure, including in the sections titled Prospectus Summary and Coeptis’ Business (Pre-Merger).

Glossary of Terms, page 1

5.	On page 2, you define "Proof-of-Work" as a "consensus mechanism used in many blockchains, including Dogecoin and Litecoin, to validate transactions." On page 67, you also disclose that "[s]hould Dogecoin and/or Litecoin move to a Proof of Work consensus mechanism, merge mining of Dogecoin may no longer be possible." Please revise your disclosure to reconcile this apparent inconsistency.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised our disclosure accordingly.

Unaudited Pro Forma Condensed Combined Financial Statements Unaudited Pro Forma Condensed Consolidated Balance Sheets, page 35

6.	We acknowledge your response to prior comments 6, 12 and 14. Please address the following:

•	As the provision of at least 9,000 mining machines by Z Squared is a condition of your proposed transaction as indicated in the last paragraph on page 106, please revise your pro forma balance sheet to include the mining machines that it will provide.

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RESPONSE:

Thank you for your comment. We have revised our pro forma balance sheet to include the mining machines to be provided pursuant to the Agreement and Plan of Merger.

•	To the extent you believe pro forma effect should be given in the statements of operations, consistent with prior comment 14, please tell us why and reference for us the authoritative literature you rely upon to support your position.

RESPONSE:

We respectfully acknowledge the Staff’s comment.

Adjustments 9 and 12 are presented as transaction accounting adjustments under Rule 11-02(a)(6)(i) of Regulation S-X because they directly reflect the accounting for the acquisition of specified assets pursuant to the Agreement and Plan of Merger. These adjustments are not management’s projections, nor are they optional “management adjustments” under Rule 11-02(a)(7). Rather, they qualify as transaction accounting adjustments because they give effect to the accounting for a probable transaction and reflect only the impact of that transaction on historical financial information.

•	As we note that the contribution of mining machines and the related issuance of Z Squared shares appears to create a related party relationship, if not a transfer of control with BSG Series CM, as it relates to determining the value to reflect as the carrying amount of the mining machines in the pro forma balance sheet, tell us your consideration of:

o	ASC 850-10-50-5 and the presumption that transactions between related parties cannot be considered arms-length transactions; and

o	ASC 805-50-30-5 regarding the transfer of assets or exchange of shares between entities under common control.

RESPONSE:

We respectfully acknowledge the Staff’s comment.

The Company considered the requirements of ASC 850-10-50-5, which presumes that transactions between related parties are not necessarily consummated on an arm’s-length basis, and ASC 805-50-30-5, which requires that transfers of assets or exchanges of shares between entities under common control be recognized at the historical carrying amounts in the accounts of the transferring entity.

Given the contribution of the mining machines in exchange for shares of Z Squared, and the related-party nature of the relationship with BSG Series CM, the Company concluded that the transaction should be treated as a transfer of assets between related parties. Accordingly, the pro forma balance sheet has been revised to reflect the mining machines at their historical carrying amount rather than the fair value of the consideration transferred.

In addition, the Company has revised the notes to the pro forma financial information to clarify the related-party nature of the transaction.

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Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Basis of Presentation, page 38

7.	We acknowledge your response to prior comment 7 and your proposed accounting treatment using the acquisition method under ASC 805. Please revise your disclosure on page 38 to remove the reference to "reverse recapitalization."

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised our disclosure accordingly.

Note 2. Estimated Purchase Price, page 39

8.	We acknowledge your response to prior comments 5, 9 and 10. Please confirm for us whether the $660.3 million is the value of the mining equipment or the enterprise value of your intended mining operations and revise your disclosure for consistency throughout the registration statement.

RESPONSE:

We respectfully acknowledge the Staff’s comment and confirm the $660.3 million is the enterprise value of our intended mining operations and revised our disclosures throughout Amendment No. 2 to the Registration Statement on Form S-4 for consistency.

9.	Regarding the pro forma shares outstanding, please address the following:

•	Revise your 18,489,449 pro forma fully-diluted common shares outstanding, here and throughout your registration statement, to include the 1,000,000 shares that will be issued to the Spin Out Sub as disclosed on page 110 and elsewhere or tell us how these shares are reflected in this disclosure.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised our pro forma fully diluted common shares outstanding to include the 1,000,000 shares that will be issued to the Spin Out Sub.

•	We note that you characterize the 1,000,000 share issuance and the spin out of certain assets and liabilities in Adjustment (1) of Note 4 and Adjustment (12) of Note 5 as being distributed to certain of Coeptis' pre-transaction shareholders. Revise your disclosure to clarify that these shares and assets and liabilities will be contributed to the Spin Out Sub and the shares of this subsidiary will be distributed pro rata to all pre-transaction shareholders of Coeptis consistent with The Spin Out Transaction disclosure on page 110.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised our disclosure to clarify that the 1,000,000 shares will be issued to, and assets and liabilities will be contributed to, the Spin Out Sub, and the shares of the Spin Out Sub will be distributed pro rata to all record date shareholders of Coeptis consistent with The Spin Out Transaction.

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•	Tell us why you reflect pro forma combined preferred stock on your pro forma balance sheet when it appears that Coeptis preferred stock will be converted into common stock. Revise accordingly.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised our pro forma balance sheet to remove the presentation of combined preferred stock and to reflect the conversion of Coeptis preferred stock into common stock.

•	Tell us why the par value of all pro forma combined stock on your pro forma balance sheet is inconsistent with the 18,489,449 shares presented in this Note and, if appropriate, revise the pro forma par value of stock to include the 1,000,000 shares issued to the Spin Out Sub.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised our pro forma balance sheet to ensure consistency between the pro forma par value of common stock and the shares presented, including the 1,000,000 shares to be issued to the Spin Out Sub.

10.	Regarding your determination of the estimated effective consideration transferred, please address the following:

•	As Z Squared stockholders will receive 14,649,510 post-transaction shares for their 40,446,956 common shares, an exchange ratio of 0.3622-to-1, tell us why you use the pre-transaction Z Squared stock value of $16.32 to value post- transaction shares of Coeptis effectively acquired in the proposed transaction instead of the $45.06 post-transaction implied value.

•	As Z Squared will effectively be issuing at least 3,839,939 post-transaction shares (assuming that an additional 1,000,000 shares will be issued to the Spin Out Sub), tell us why your consideration transferred computation reflects only 797,755, or 20.77%, of the pre-transaction Coeptis Shares.

•	It appears that Z Squared will effectively be issuing 4,839,939 post-transaction shares (including the 1,000,000 shares issued to the Spin Out Sub) where the value conveyed to all prior Coeptis shareholders as consideration transferred would be about $218.1 million based on your $45.06 per share exchange ratio- adjusted fair value. Please confirm our understanding, and if true, please tell us how the $10.60 closing price of Coeptis stock on August 7, 2025 supports this value.

•	Tell us how the Z Squared enterprise value of $660.3 million based on an internal valuation analysis as disclosed on page F-58 is more reliable than the observable market-based price of the Coeptis net assets acquired, especially considering your indication in response to the second bullet of comment 10 that the GEAR portion of the biopharmaceutical business retained represents a significant portion of the value attributable to Coeptis' current biopharmaceutical business. See the requirement in ASC 805-30-30-2 to use the fair value of the equity interest of the acquiree in measuring consideration transferred and goodwill when those equity interests are more reliably measurable than those of the acquirer.

RESPONSE:

We respectfully advise the Staff that we are no longer using the pre-transaction Z Squared stock value of $16.32 to value the shares effectively acquired in the proposed transaction. Z Squared will be deemed to have effectively issued 5,244,838 post-transaction shares, which includes the additional 1,000,000 shares to be issued to the Spin Out Sub.

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The value of consideration conveyed is based on the observable market price of Coeptis’ common stock, which the Company determined to be the most reliable measurement under ASC 805-30-30-2. Specifically, we used the closing price of Coeptis stock on September 3, 2025, and adjusted this price to reflect the portion of value allocated to the Spin Out Sub. This approach results in a fair value of the consideration transferred that reflects both (i) the market-based measurement of the legal acquirer’s equity and (ii) the carve-out of assets and liabilities transferred in the Spin Out Transaction.

The Company concluded that the fair value of the legal acquirer’s (Coeptis’) publicly traded common stock is more readily determinable and reliable than the value of the accounting acquirer’s (Z Squared’s) private shares. Accordingly, the determination of the estimated effective consideration transferred is based on the adjusted market value of Coeptis common stock, inclusive of the 1,000,000 shares to be issued to the Spin Out Sub, in accordance with ASC 805-30-30-2.

Note 5. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 41

11.	Please tell us why Adjustment (12) for the 1,000,000 shares to be issued to the Spin Out Sub plus the 14,649,510 shares to be issued to Z Squared stockholders is reflected as only 14,649,510 share adjustments to both the interim and annual pro forma statements of operations.

RESPONSE:

We respectfully acknowledge the Staff’s comment. The Company has revised Adjustment (14) to reflect both the 1,000,000 shares to be issued to the Spin Out Sub as well as the 20,009,252 shares to be issued to Z Squared stockholders and the 78,125 shares subsequently issued on conversion of preferred stock. Accordingly, the total of 21,087,377 shares is now reflected in the pro forma weighted-average shares outstanding for both the interim and annual pro forma statements of operations.

Risk Factors

Risks Related to Z Squared, page 62

12.	Please add a separate risk factor addressing the risk that the assumptions in your breakeven analysis disclosure on page 159 may turn out to be inaccurate and the potential risks to investors arising therefrom.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised our disclosure accordingly.

Z Squared's future success will depend upon the value of cryptocurrency..., page 62

13.	We note your revised disclosure in response to prior comment 17 and reissue in part. Please further revise this risk factor to provide quantitative disclosure regarding any historic volatility of the prices of Litecoin.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised our disclosure accordingly.

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The reward for successfully uncovering a block on Litecoin will decrease in the future..., page 65

14.	We note your response and revised disclosure to prior comment 18. We are unable to locate your "added disclosure around the mitigation of halving drawbacks," as your response references. Please revise or advise, as appropriate.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised our disclosure accordingly.

Z Squared's Business Overview, page 158

15.	We note your revised disclosure in response to prior comment 27 that "[e]nergy costs are expected to be uniform at $0.088 per kWh, with no material cost differences anticipated at this stage." Please revise your disclosure to provide support for your data and include the source(s) and date(s) for such data.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises that it has revised the disclosure in Amendment No. 2 to the Registration Statement on Form S-4 to support the kWh figure. The kWh rate of $0.088 is the fee agreed upon in the executed Minting Dome Master Services Agreement. The Company has added this figure to the description of the Master Services Agreement with Minting Dome and has added context to the figure flagged in the overview of Z Squared’s business.

Mining Overview, page 158

16.	Refer to your response and revised disclosure to prior comment 23. We note your revised disclosure that "[c]onversion fees are estimated to typically fall under 3.0%" and your response indicating that "[c]oncerning the exchange relationship," you have added disclosure regarding the "Anchorage Agreement" elsewhere in the prospectus. Please tell us, with a view toward revised disclosure, whether Anchorage Digital will provide such conversion services to Z Squared pursuant to the terms of the Master Custody Services Agreement, as your response appears to indicate (see page 163).

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises that it has added disclosure in Amendment No. 2 to the Registration Statement on Form S-4 to (1) clarify the scope of the Master Custody Services Agreement, (2) distinguish conversion outcomes from fees, and (3) separate trading disclosure. The Company advises that Anchorage Digital will not provide conversion services to Z Squared pursuant to the Master Custody Services Agreement. The 3.0% conversion fee refers to the expected market variance between the digital asset’s spot value at receipt from the mining pools and the USD proceed realized upon conversion. As such, the 3.0% figure is not a fee charged by any service provider.

Current Market Conditions, page 159

17.	We note your revised disclosure in response to prior comment 24. Please address the following points in your next amendment:

•	Revise to explain in greater detail your breakeven analysis. In particular, please revise to compare the value of one mined crypto asset to your cost to mine the crypto asset. Your analysis should identify and explain the inputs used in your calculation and the key assumptions that you have utilized in preparing it. Quantitative tabular disclosure may be helpful.

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•	You disclose that "[b]reak-even DOGE prices range from $0.107 to $0.212, depending on miner type." Please revise to disclose the DOGE breakeven price for Z Squared's operations as a whole, taking into account the respective proportions of each miner type that it expects to utilize for its mining operations. In this regard, we note your disclosure on page 164 that Z Squared will acquire operational mining computer assets comprised of 7,428 Bitmain Antminer L7 units, 849 Bitmain Antminer L9 units and 723 ElphaPex DG1+ units pursuant to the Asset-For-Share Exchange Agreement.

•	Briefly explain why "DOGE contributes approximately 85–90% of daily mining revenue, with LTC as a secondary component," as your disclosure states.

•	Revise your breakeven analysis to address Litecoin, in addition to Dogecoin.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises that it has added disclosure in Amendment No. 2 to the Registration Statement on Form S-4 to support to (1) explain the breakeven analysis in greater detail, (2) provide figures based on the operations as a whole, or on a “fleet-weighted” basis, (3) explain why DOGE accounts for the majority of daily mining revenue, and (4) provide tantamount disclosure for LTC in its breakeven analysis.

Insurance, page 162

18.	We note your response and revised disclosure in response to prior comment 19. Please further revise your disclosure on page 162 to quantify the amount of Anchorage Digital's insurance policy covering crypto assets held on Z Squared's behalf.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised our disclosure accordingly.

Competitive Advantages, page 165

19.	We note your response to prior comment 31. However, it does not appear that your disclosure includes the revisions referenced in your response. Please revise or advise otherwise.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises that it has revised the disclosure regarding the “robust network of hosting partnerships” in Amendment No. 2 to the Registration Statement on Form S-4 to clarify that Minting Dome’s hosting facility network will be used to redeploy equipment across facilities.

Environmental Considerations, page 166

20.	We note your response to prior comment 32 regarding Z Squared's anticipated participation in structured energy curtailment programs for certain mining facilities. Please revise your disclosure to: (i) provide a material summary of such information, and (ii) discuss the impact of such curtailment on Z Squared's overall mining ability and whether it is expected to materially reduce its hash power.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised our disclosure accordingly.

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Planned Business Operations Following the Merger Transaction, page 168

21.	We note your response and revised disclosure to prior comment 22. You disclose that "Z Squared intends to fund its near-term operations through an equity financing planned to occur following the closing of the Merger." Please disclose that there is no assurance that the required funding will be provided. Also, please revise to discuss the impact a lack of funding may have upon the implementation of Z Squared's business plan, as previously requested.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises that it has supplemented the disclosure regarding its planned business operations following the merger transaction in Amendment No. 2 to the Registration Statement on Form S-4. to add that funding through an equity financing is not assured and that a lack of funding may delay or change the Company’s business strategy.

Certain Relationships and Related-Party Transactions of the Combined Company Z Squared Transactions, page 180

22.	Refer to your response to prior comment 34. Please address the following points in your next amendment or response letter, as applicable:

•	While your response indicates that David Halabu has not served as a managing director of Broadstreet Inc., your disclosure at page 135 states that Mr. Halabu serves as "managing director for Broadstreet Inc. where he focuses on capital markets and business strategy for the organization." Please revise to clarify and/or reconcile this apparent discrepancy, or advise otherwise.

•	We are unable to locate your disclosure regarding the Master Services Agreement as a related party transaction, as your response references. Please revise or advise, as appropriate. Refer to Item 404 of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises that it has revised the disclosure to clarify that Mr. Halabu has not served as a managing director of Broadstreet Inc. Further, the Company has supplemented its disclosure in Amendment No. 2 to the Registration Statement on Form S-4 to include a subheading with a description of the related party transaction with Minting Dome Inc. pursuant to Item 404 of Regulation S-K.

Principal Stockholders of Proposed Combined Company, page 186

23.	Refer to your response and revised disclosure to prior comment 35. On page 186, we note that your revised beneficial ownership table does not include Brian Cogley, whom you have identified as an executive officer of the combined company following the Merger on page 176. Please revise as appropriate or advise otherwise. Refer to Item 403(b) of Regulation S-K.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised our disclosure accordingly.

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24.	Please disclose the natural persons who hold voting and/or dispositive power over the shares held by each of the entities disclosed in the beneficial ownership table on page 186. Also, please disclose the address of your greater than five percent beneficial owners. See Item 403(a) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in the beneficial ownership table included in Amendment No. 2 to the Registration Statement on Form S-4, filed simultaneously with the submission of this response letter.

Specifically, the amended disclosure identifies the natural persons who hold voting and/or dispositive power over the shares held by each of the entities listed in the table, as follows:

• With respect to SMSC Capital Holdings, the natural person with voting and/or dispositive power is David Halabu.

• With respect to BSG Series CM, the natural persons with voting and/or dispositive power are Steven Baldassarra and Joseph Baldassarra.

In addition, the amended disclosure provides the business address of each beneficial owner of more than five percent of the Company’s common stock, including:

• SMSC Capital Holdings LLC – 550 S Andrews Ave. Ste 700 Fort Lauderdale, FL 33301

• BSG Series CM – 211 N Main St. Greenville, SC 29601

• David Halabu – c/o Z Squared Inc., 1712 Pioneer Ave. Suite 500 Cheyenne, WY 82001

• Michelle Burke – c/o Z Squared Inc., 1712 Pioneer Ave. Suite 500 Cheyenne, WY 82001

• Adam Sohn – c/o Z Squared Inc., 1712 Pioneer Ave. Suite 500 Cheyenne, WY 82001

• Bryan Fuerst – c/o Z Squared Inc., 1712 Pioneer Ave. Suite 500 Cheyenne, WY 82001

• Kenneth Cooper – c/o Z Squared Inc., 1712 Pioneer Ave. Suite 500 Cheyenne, WY 82001

Exhibits

25.	We note that in the exhibit index, the respective exhibit numbers for the Master Custody Services Agreement with Anchorage Digital and Master Services Agreement with Minting Dome are incorrect. Please revise as appropriate.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have revised our disclosure accordingly.

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If you have questions with respect to the Revised Registration Statement or the responses set forth above, please direct the questions to me at (212) 655-3548 or dad@msf-law.com.

Sincerely,

/s/ Denis Dufresne Denis Dufresne, Esq.

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